Exhibit 99.1

Cenovus Energy Inc.

Annual Meeting of Shareholders

April 24, 2013

Report of Voting Results

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 24, 2013 in Calgary, Alberta.  Each matter voted on is described in greater detail in the Corporation’s 2013 Management Proxy Circular which is available at cenovus.com.

1.             Election of Directors  On a vote by ballot, each of the following nine nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Ralph S. Cunningham	508,261,054	96.60%	17,913,289	3.40%
Patrick D. Daniel	509,760,902	96.88%	16,416,695	3.12%
Ian W. Delaney	504,182,794	95.82%	21,994,804	4.18%
Brian C. Ferguson	524,777,355	99.73%	1,398,477	0.27%
Michael A. Grandin	524,787,254	99.74%	1,390,344	0.26%
Valerie A.A. Nielsen	524,837,960	99.75%	1,339,636	0.25%
Charles M. Rampacek	523,846,065	99.56%	2,331,123	0.44%
Colin Taylor	509,515,719	96.83%	16,661,879	3.17%
Wayne G. Thomson	523,400,607	99.47%	2,776,991	0.53%

2.             Appointment of Auditors  On a vote by a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was reappointed as auditor of the Corporation.

3.             Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation  On a vote by ballot, an advisory resolution was passed to approve the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent

492,773,799	93.66%	33,339,748	6.34%